MALA NOCHE RESOURCES CORP.

Suite 1500 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 895-7450 Facsimile: (604) 639-2148

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the "**Meeting**") of shareholders of **MALA NOCHE RESOURCES CORP.** (the "**Company**") will be held at 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, on Monday, June 28, 2010 at 9:00 a.m. (Vancouver time), for the following purposes:

1. to receive the financial statements of the Company for the financial year ended December 31, 2009 and the report of the auditor;

2. to set the number of directors to be elected;

3. to elect directors of the Company for the ensuing year;

4. to appoint an auditor of the Company for the ensuing year;

5. to consider a resolution to approve the creation of a new control person of the Company upon the completion by the Company of the acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the "**Acquisition**");

6. to consider a resolution to consolidate the common shares of the Company on the basis of one post-consolidation common share for a number of pre-consolidation common shares between five and 20 pre-consolidation common shares, with the consolidation to be implemented as part of the transactions to complete the Acquisition at a final consolidation ratio to be determined by the board of directors of the Company;

7. to consider a resolution to alter the Articles of the Company in order to permit the issuance of uncertificated shares and the maintenance of electronic record-keeping systems;

8. to consider a resolution to approve options granted to certain insiders of the Company under the Company's current share option plan;

9. to consider resolutions to approve amendments to the Company's current share option plan, certain of which will only become effective if the common shares of the Company are listed on the Toronto Stock Exchange;

10. to consider any permitted amendment to or variation of any matter identified in this Notice; and

11. to transact such other business as may properly come before the Meeting or any adjournments thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Regardless of whether a shareholder plans to attend the Meeting in person, please complete, date, and sign the enclosed form of proxy and deliver it by hand, mail or facsimile in accordance with the instructions set out in the form of proxy and Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, June 2, 2010.

BY ORDER OF THE BOARD

(signed) Wade Nesmith
Executive Chairman